RADICA GAMES LIMITED
                     ANNOUNCES TIGER WOODS LICENSE AGREEMENT

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 1, 1999                                        PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(Hong Kong) Radica (NASDAQ RADA) has entered into an exclusive worldwide licensing agreement with Nike, Inc. for the rights to market Tiger Woods branded electronic handheld games. The Company said it plans to introduce its first Tiger Woods product during the Fall of 1999. Additional new products are currently planned for introduction in 2000.

Bob Davids, Radica's CEO said, "Tiger Woods is the most exciting new star in sports today. Radica is thrilled to be developing innovative new products that will feature the Tiger Woods name. This license provides another example of Radica's strategy to broaden its array of important game properties."

"Pairing Tiger Woods and Radica is a win for everyone," said Michealene Cristini Risley, President of Fresh Water Spigot who brought Nike and Radica together. "Consumers will be attracted to these great products in large part because of Tiger, but won't be able to put them down because of Radica's innovation - I can't think of a more natural fit."

New Tiger Woods Ultimate Golf(TM) is shaped like a golf club and has swing sensors that measure swing velocity and direction. This breakthrough game simulates the actual experience of playing a round of golf. You play a full 18-hole round of golf by electronically selecting the right club for each shot and then executing an actual golf swing correctly. Swing errors can lead to slices, hooks and shanks, just like the real sport. Also to be introduced is Tiger Woods Power Golf. This lower priced game fits into your pocket and can be taken anywhere.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
          1. Description of Business -- Risk Factors" in such report on Form 20-F.

Fresh Water Spigot is a licensing firm specializing in partnering sports and entertainment properties with technology companies.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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